
Mail Stop 4720

March 25, 2016

Joseph Hernandez
Executive Chairman, Chief Executive Officer,
   and Chief Financial Officer
Ember Therapeutics, Inc.
135 East 57th Street
24th Floor
New York, NY 10022

> **Re:**   **Ember Therapeutics, Inc.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed March 11, 2016**
> **File No. 033-13474-NY**

Dear Mr. Hernandez:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

Principal Transactions, page 44

1.   We note your response to prior comment 9. We will consider separately your request for confidential treatment regarding the individual milestone events and payments; however, please revise your filing to disclose the aggregate amount of payments to be made under the agreements with both Stryker and Joslin.

General

2.   We note counsel, rather than the registrant, has provided the acknowledgements in the closing of your letter. The registrant itself should provide a written statement containing

these acknowledgements. Please include this statement with your response to these comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Peklenk at (202) 551-3661 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Joe Laxague